Exhibit 21.1

List of Subsidiaries of Franklyn Resources III, Inc.

Sinoenergy Holding Limited - a British Virgin Island corporation

Qingdau Sinogas General Machinery Corporation - a wholly-owned foreign enterprise organized under law of the Peoples’ Republic of China

Qingdao Sinogas Yuhen Chemical Equipment Co., Ltd. (55% owned by Qingdau Sinogas) - a corporation organized under law of the Peoples’ Republic of China